Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8006)

ANNOUNCEMENT

OF

(1) CHANGE OF CERTAIN DIRECTORS OF THE BOARD,

AUDIT, REMUNERATION AND NOMINATION COMMITTEES;

(2) CHANGE OF COMPLIANCE OFFICER; AND

(3) CHANGE OF AUTHORIZED REPRESENTATIVE

The Board of Directors (the “Board”) of China.com Inc. (the “Company”) announces that with effect from 17 July 2012 (“Effective Date”):

Appointment of New Directors

1.	Mr. Marcus Alexander Watson (“Mr. Watson”) be appointed as executive director, compliance officer and authorized representative of the Company;

2.	Mr. Carrick John Clough (“Mr. Clough”) be appointed as non-executive director and member of remuneration committee of the Company;

3.	Mr. Joseph David Stutz (“Mr. Stutz”) be appointed as non-executive director and member of nomination committee of the Company;

4.	Mr. Ding Chun (“Mr. Ding”) be appointed as non-executive director of the Company;

Appointment of Alternate Director

Mr. Chen Mouhua, Jackie (“Mr. Chen”) be appointed as alternate director to Mr. Mao Hongcheng, the existing non-executive director;

Resignation of Directors

1.	Professor Li On-kwok, Victor (“Professor Li”) resigned as independent non-executive director, chairman of nomination committee, member of audit committee and member of remuneration committee of the Company due to his other business engagements which require more of his attention and dedication;

2.	Mr. Wong Kwong Chi, Simon (“Mr. Wong”) resigned as executive director and authorized representative of the Company due to internal reallocation of duties but will remain acting as chief executive officer of the Company; and

3.	Mr. Cheng Loi, Sammy (“Mr. Cheng”) resigned as executive director and compliance officer of the Company due to internal reallocation of duties but will remain acting as company secretary, chief financial officer and authorized representative of the Company.

Information regarding Mr. Watson

Mr. Watson, aged 62, is currently holding the office of Chief Restructuring Officer (the “CRO”) of CDC Corporation, the Company’s ultimate controlling shareholder. As the CRO of CDC Corporation, Mr. Watson is vested with complete authority and is empowered to make all decisions concerning the management of CDC Corporation’s business, operations, and bankruptcy reorganization. Mr. Watson also previously served as a director of CDC Software Corporation, a publicly traded company on the U.S. NASDAQ exchange until April 2012. In addition, Mr. Watson has served on the boards and as CRO, Chief Executive Officer, President, and/or Trustee of Crescent Airways, Inc. and Meadowcraft, Inc.

Mr. Watson was educated in the United States and received his B.S. in Business Administration and Master of Business Administration from the University of Arkansas. He is a U.S. Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the Petroleum Accountants Society, and the Georgia Society of Certified Public Accountants. Mr. Watson is also a former partner of the accounting firm Ernst & Young.

The Company has entered into a letter of appointment with Mr. Watson for an initial term of two years commencing on the Effective Date of his appointment, and his term will continue thereafter in accordance with the rotational retirement and re-election provisions of the articles of association of the Company or by mutual agreement in writing. Mr. Watson has agreed to waive his entitlement to the remuneration or compensation fees for the service as director, compliance officer and authorized representative of the Company during the appointment period.

As at the date of this announcement, other than in his position as the CRO of CDC Corporation, Mr. Watson does not have any relationship with the directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Watson does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Save as disclosed above, Mr. Watson has not held any directorships in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years prior to the date of his appointment.

Save as disclosed above, there are no other matter concerning Mr. Watson that needs to be brought to the attention of the shareholders of the Company nor is there any other information regarding Mr. Watson that is required to be disclosed pursuant to Rule 17.50(2)(h) to (v) of the GEM Listing Rules.

Information regarding Mr. Clough

Mr. Clough, aged 65, is currently the interim chief executive officer of CDC Corporation. Mr. Clough served as an independent member of the board of directors of CDC Corporation for the period between December 2003 and April 2012. He also served as an independent member of the board of directors (for the period between April 2009 and October 2011) and also served as the interim chief executive officer (for the period between July 2011 and October 2011) of CDC Software Corporation, a publicly traded company on the U.S. NASDAQ exchange until April 2012. Mr. Clough also currently serves as Chairman of Corgi International Ltd, a NASDAQ listed company. Further, he has been a special advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand.

The Company has entered into a letter of appointment with Mr. Clough for an initial term of two years commencing on the Effective Date of his appointment, and his term will continue thereafter in accordance with the rotational retirement and re-election provisions of the articles of association of the Company or by mutual agreement in writing. Mr. Clough has agreed to waive his entitlement to the remuneration or compensation fees for the services as director and committee member of the Company during the appointment period.

As at the date of this announcement, Mr. Clough does not have any relationship with the directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Clough holds (i) 137,500 options to subscribe for ordinary shares in the Company; and (ii) 82,371 restricted shares in CDC Corporation, and he is also granted a stock appreciation right on 43,333 Class A common shares of CDC Corporation, within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Clough has not held any directorships in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years prior to the date of his appointment.

Save as disclosed above, there are no other matter concerning Mr. Clough that needs to be brought to the attention of the shareholders of the Company nor is there any other information regarding Mr. Clough that is required to be disclosed pursuant to Rule 17.50(2)(h) to (v) of the GEM Listing Rules.

Information regarding Mr. Stutz

Mr. Stutz, aged 39, is currently the general counsel of CDC Corporation. He also serves as the chief executive officer and sole director of chinadotcom Mobile Interactive Corporation (“CMIC”) and the president and sole director of China M Interactive (BVI) Limited (“CMIB”). CMIB, a wholly owned subsidiary of CMIC, is the substantial shareholder of the Company while CMIC is a wholly owned subsidiary of CDC Corporation. Mr. Stutz also served as a director of CDC Software Corporation, a publicly traded company on the U.S. NASDAQ exchange until April, 2012.

Mr. Stutz was educated in the United States and received his Juris Doctor magna cum laude in 2002 from the University of Alabama School of Law. He is currently licensed to practice law in the U.S. in the states of Alabama, Mississippi, and Georgia.

The Company has entered into a letter of appointment with Mr. Stutz for an initial term of two years commencing on the Effective Date of his appointment, and his term will continue thereafter in accordance with the rotational retirement and re-election provisions of the articles of association of the Company or by mutual agreement in writing. Mr. Stutz has agreed to waive his entitlement to the remuneration or compensation fees for the services as director and committee member of the Company during the appointment period.

As at the date of this announcement, except as disclosed above Mr. Stutz does not have any relationship with the directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Stutz does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Stutz has not held any directorships in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years prior to the date of his appointment.

Save as disclosed above, there are no other matter concerning Mr. Stutz that needs to be brought to the attention of the shareholders of the Company nor is there any other information regarding Mr. Stutz that is required to be disclosed pursuant to Rule 17.50(2)(h) to (v) of the GEM Listing Rules.

Information regarding Mr. Ding

Mr. Ding, aged 40, is currently the Managing Partner and Chief Risk Officer of CRCM LP. Mr. Ding graduated Valedictorian from Middlebury College in 1993 with a B.A. in Economics. He received his MBA from Harvard Business School in 1997 where he was elected a Baker Scholar. Between 1993 and 1995, Mr. Ding worked as a financial analyst at Goldman Sachs & Co. After 1997, Mr. Ding worked at Farallon Capital Management LLC in San Francisco before founding CRCM LP.

The Company has entered into a letter of appointment with Mr. Ding or an initial term of two years commencing on the Effective Date of his appointment, and his term will continue thereafter in accordance with the rotational retirement and re-election provisions of the articles of association of the Company or by mutual agreement in writing. Mr. Ding has agreed to waive his entitlement to the remuneration or compensation fees for the services as director of the Company during the appointment period.

As at the date of this announcement, Mr. Ding does not have any relationship with the directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Ding does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Ding has not held any directorships in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years prior to the date of his appointment.

Save as disclosed above, there are no other matter concerning Mr. Ding that needs to be brought to the attention of the shareholders of the Company nor is there any other information regarding Mr. Ding that is required to be disclosed pursuant to Rule 17.50(2)(h) to (v) of the GEM Listing Rules.

Information regarding Mr. Chen

Mr. Chen, aged 71, is an experienced journalist with over 30 years reporting and editorial experience. He joined the group since 2000, and held various executive positions including editor-in-chief of China.com English portal. Before joining the group, Mr. Chen was the head of Asia Pacific news section of Xinhua News Agency in Hong Kong for nine years and the chief editor of China Economic Information Network of Xinhua News Agency for three years. Mr. Chen has served the Company in the capacity of non-executive director from 18 January 2012 to 27 June 2012.

As at the date of this announcement, Mr. Chen does not have any relationship with the directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Chen does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Chen has not held any directorships in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years prior to the date of his appointment.

Save as disclosed above, there are no other matter concerning Mr. Chen that needs to be brought to the attention of the shareholders of the Company nor is there any other information regarding Mr. Chen that is required to be disclosed pursuant to Rule 17.50(2)(h) to (v) of the GEM Listing Rules.

Appointments Outstanding

In the circumstances, the Company is required to appoint two new independent non-executive directors to meet the requirements set out in Rule 5.05(1) of the GEM Listing Rules “the Board must include at least 3 independent non-executive directors”, Rule 5.28 “the audit committee must comprise a minimum of 3 members” and Rule 5.34 “a remuneration committee comprising a majority of independent non-executive directors”.

Reference is also made to the Company’s announcement dated 27 June 2012 for the resignation of directors including, inter alia, Mr. Wang Cheung Yue as independent non-executive director and his other positions as audit committee member, remuneration committee chairman and nomination committee member.

Following the aforesaid resignation of Mr. Wang on 27 June 2012 and Professor Li on the Effective Date, the Company is in the course of identifying suitable candidates for the appointment as independent non-executive directors in order to comply with the requirements of Rules 5.05(1), 5.28 and 5.34 as soon as practicable, and in any event within 3 months from 27 June 2012 (being the date of resignation of Mr. Wang) and from the Effective Date (being the date of resignation of Professor Li) respectively. The candidates may also fill the vacancies as the members of the audit committee, remuneration committee and nomination committee of the Company. Further announcement will be made by the Company upon fulfillment of the aforesaid requirements.

Regarding the resignation of Professor Li, Mr. Wong and Mr. Cheng, all of them have confirmed that they have no disagreement with the Board and there are no other matters in relation to their resignation that need to be brought to the attention of the shareholders of the Company.

The Board expresses its welcome to Mr. Watson, Mr. Clough, Mr. Stutz, Mr. Ding and Mr. Chen in joining the Board and also takes this opportunity to express sincere gratitude to Professor Li, Mr. Wong and Mr. Cheng for their valuable contributions during their services as directors of the company.

On behalf of the Board
Dr. Ch’ien Kuo Fung, Raymond
Chairman

Hong Kong, 17 July 2012

As at the date of this announcement, the Board is composed of Mr. Marcus Alexander Watson as executive Director, Dr. Ch’ien Kuo Fung, Raymond, Mr. Mao Hongcheng (with Mr. Chen Mouhua, Jackie as his alternate), Mr. Carrick John Clough, Mr. Joseph David Stutz and Mr. Ding Chun as non-executive Directors, and Mr. Anson Wang as independent non-executive Director.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are found on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.inc.china.com.